EXHIBIT 99.1

HEXO Corp appoints General Manager of US operations

OTTAWA, Feb. 08, 2021 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO”, or the “Company”) (TSX: HEXO; NYSE: HEXO) announced today that it has appointed Charles Bowman as General Manager of its US operations, effective immediately.

“Charlie's extensive experience in commercial growth and operations will be instrumental as we continue to expand our footprint in the US. We are excited to bring such established leadership to the team as we ramp up to support the growth initiatives of Truss CBD USA, our joint venture with Molson Coors, and for potential non-beverage CPG partners with whom we are in ongoing discussions,” said HEXO CEO and co-founder Sebastien St-Louis.

Bowman is based in the US and will be responsible for all implementation aspects of HEXO’s US operations including stand up and commissioning of production facilities, overseeing operations, supply chain and logistics, and building the team.

“Over the coming months, we expect to begin deploying capital to build out production and processing facilities in the State of Colorado for our Powered by HEXOTM technology, and consider the US to be strategically important to our future growth,” continued St-Louis.

Bowman brings a wealth of experience tailoring natural biotech ingredients for the health, wellness and nutritional beverage markets, a diverse global background and nearly three decades of experience to the HEXO USA team. He has held senior leadership roles at leading global ingredient suppliers including BGG and Solix Algredients (Natural Antioxidants), Solazyme, now TerraVia (Algae Oils & Proteins), CP Kelco, and Cargill (Hydrocolloids). Throughout his career, Bowman has strengthened customer partnerships, customized innovations through extraction expertise and accelerated growth in customer facing operations. An executive known for talent and leadership development, Bowman has mentored nutrition and beverage executives in US, China, Japan, Brazil and across Europe. He graduated from Virginia Tech with a Degree in Food Science & Technology and holds a Master of Business Administration from Averett University.

About HEXO

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis and Original Stash brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

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